Exhibit 99.1

Ballard Wins $4.2M Program to Develop Next-Gen Air-Cooled Fuel Cell Stack For Forklift Trucks

•	Ultra-high durability stack expected to enable significant cost reduction in Class 3 lift trucks powered by fuel cells

VANCOUVER, Feb. 14, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed a Technology Solutions program with an unnamed strategic customer to develop a next generation air-cooled fuel cell stack. The multi-year program has an initial value to Ballard of approximately $4.2 million.

A key objective of the Technology Solutions program is to design and validate an ultra-high durability, high performance air-cooled fuel cell stack for uses in a number of target market applications, including certain material handling applications, with a target operating lifetime of 20,000 hours. A key market opportunity will be the integration of the next generation stacks into fuel cell systems for class 3 lift trucks, such as pallet jacks, deployed in high throughput distribution centers and warehouse operations. Other potential applications include systems for stationary continuous and backup power.

Dr. Kevin Colbow, Ballard Vice President – Technology and Product Development said, "We are excited to win this innovative development program with an important strategic partner. We believe an air-cooled fuel cell stack with 20,000 hours of operating lifetime in demanding operating conditions will be industry leading. This next generation stack is expected to significantly reduce the total cost of ownership for fuel-cell powered Class 3 lift trucks, thereby increasing the value proposition and serviceable addressable market."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:00e 14-FEB-18